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                                  EXHIBIT 28.1





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(LOGO)                                                              News Release

FOR IMMEDIATE RELEASE              Contacts:
Tuesday, September 13, 1994        Belo           Michael Perry or Harold Gaar
11:00 A.M. CDT                                    214/977-6622    214/977-7650
                                   Bonneville     Don Gale
                                                  801/575-5690

                               BELO BUYS STATION
                               KIRO-TV IN SEATTLE

         SEATTLE -- A. H. Belo Corporation and Bonneville International Corporation announced today an agreement in principle for Belo to acquire the assets of Bonneville's KIRO-TV in Seattle, Washington, for $160 million in cash. The asset purchase is subject to certain conditions, including the approval of appropriate federal agencies.

         Based on speculation that the CBS Television Network may move its affiliation in the Seattle-Tacoma market to another station, Belo said that it initially plans to operate KIRO as an independent station with a full local news service.

         In making the announcement, Robert W. Decherd, Belo's chairman of the board, president and chief executive officer, said: "Seattle-Tacoma is the 12th largest broadcast market in the country. KIRO's distinguished 36-year history, its strong local news presence, and its community ties combine with the growing Seattle economy to provide Belo with several attractive operating strategies."

         Rodney H. Brady, president and chief executive officer of Bonneville International Corporation, said: "Over the past 30 years Bonneville, through its KIRO-TV and KIRO radio stations, has developed strong, supportive ties to the greater Seattle community. Happily, Bonneville will continue its powerful news, community service, and public affairs presence in the Puget Sound area through its KIRO radio stations, its pending purchase of KING (AM), and its sales agreement with KING (FM). Although the decision to sell KIRO has been very difficult, one of the primary reasons we have entered into the agreement with Belo is that we are confident that Belo shares the same strong commitment to employees, programming and community values as Bonneville. Thus, the people of the greater Seattle area will benefit from two broadcasting companies deeply committed to community involvement."



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Page Two
September 13, 1994
Belo Buys KIRO-TV in Seattle


         Ken Hatch, president and chief executive officer of KIRO, Inc., said:
"I believe Belo is the best of all possible buyers. Belo has an outstanding record in markets where they operate stations. They are known for journalistic excellence in all their broadcast properties and newspapers. It is a progressive company that will offer great career opportunities to our people."

         KIRO and its production arm, Third Avenue Productions, will become a part of Belo's Broadcast Division headed by Ward L. Huey, Jr., president of the Broadcast Division and vice chairman of Belo's Board of Directors. Mr. Huey noted: "The addition of KIRO will give Belo three television stations in the top 12 U.S. markets, increasing our station group's coverage to more than 8 percent of the nation's television households."

         Belo owns and operates network-affiliated television stations WFAA-TV
(ABC) in Dallas-Fort Worth, Texas; KHOU-TV (CBS) in Houston, Texas; KXTV (CBS) in Sacramento, California; WVEC-TV (ABC) in Hampton-Norfolk, Virginia; WWL-TV
(CBS) in New Orleans, Louisiana; and KOTV (CBS) in Tulsa, Oklahoma; as well as Belo Productions, Inc.. Belo also owns The Dallas Morning News; DFW Suburban Newspapers, Inc., publisher of eight community newspapers; and DFW Printing Company, Inc.. Shares of Belo Series A Common Stock are traded on the New York Stock Exchange under the symbol BLC.

         Bonneville owns and operates KSL-TV, Salt Lake City, a CBS affiliate, and 15 radio stations: WMXV (FM), New York; KBIG (FM), Los Angeles; WTMX (FM), Chicago; KOIT (FM)/KOIT (AM), San Francisco; KZPS (FM), Dallas; KIRO (AM)/KIRO
(FM), Seattle; KPSN (FM)/KIDR (AM), Phoenix; KLTH (FM)/KMBZ (AM), KCMO (FM)/ KCMO (AM), Kansas City; and KSL (AM), Salt Lake City. Bonneville has recently announced proposed purchases of KING (AM), Seattle, and KDGE (FM), Dallas. Bonneville also operates Bonneville Communications, Video West Productions, Bonneville Entertainment Company, and Bonneville Satellite Company, all in Salt Lake City, and Bonneville's Washington News Bureau in Washington, D.C..



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